Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee of the EnPro Industries, Inc. Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-178668 and No. 333- 89576) on Form S-8 of Enpro Inc. of our report dated June 25, 2024, with respect to the statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the EnPro Industries, Inc. Retirement Savings Plan.

/s/ GreerWalker LLP

June 25, 2024
Greenville, SC